EXHIBIT 99.2

                         DEER VALLEY HOMEBUILDERS, INC.

                              FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 2004
                                       AND
            NINE MONTHS ENDED OCTOBER 1, 2005 AND SEPTEMBER 25, 2004

                         DEER VALLEY HOMEBUILDERS, INC.
                              FINANCIAL STATEMENTS
                    FOR THE YEAR ENDED DECEMBER 31, 2004, AND
            NINE MONTHS ENDED OCTOBER 1, 2005, AND SEPTEMBER 25, 2004



                                TABLE OF CONTENTS

                                                                            Page

Audit  Report  of  Independent  Registered  Public  Accounting  Firm         1

Review  Report  of  Independent  Registered  Public  Accounting  Firm        2

Balance  Sheets  at  December  31,  2004,  and October 1, 2005 (Unaudited)   3

Statements  of  Operations  for  the  Year  Ended  December  31, 2004, and
    Nine Months Ended October  1, 2005, and September 25, 2004 (Unaudited)
    with  Supplemental  Unaudited  Pro  forma  Statements   of  Operations
    Information                                                              4

Statement  of  Stockholders'  Equity  for the Year Ended December 31, 2004   5

Statements  of  Stockholders'  Equity for the Nine Months Ended
    October  1,  2005,  and   September   25,  2004  (Unaudited)             6

Statements  of  Cash  Flows  for  the  Year  Ended  December  31,  2004,
    and Nine Months Ended October 1, 2005, and September 25, 2004
   (Unaudited)                                                               7

Notes  to  Financial  Statements                                            8-15

          AUDIT REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and
Stockholders of Deer Valley Homebuilders, Inc.


We  have  audited  the  accompanying balance sheets of Deer Valley Homebuilders,
Inc. as of December 31, 2004, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Deer Valley Homebuilders, Inc. as of December 31, 2004, and the results of its operations and its cash flows for year then ended in conformity with accounting principles generally accepted in the United States of America.



/s/ Wheeler, Herman, Hopkins & Lagor, P.A.
------------------------------------------
Tampa,  Florida
November  17,  2005

         REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Board of Directors and Stockholders of Deer Valley Homebuilders, Inc.



We have reviewed the accompanying balance sheet of Deer Valley Homebuilders, Inc. as of October 1, 2005, and the related statements of operations, stockholders' equity, and cash flows for the nine months ended October 1, 2005, and September 25, 2004. These financial statements are the responsibility of the Company's management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.



/s/ Wheeler, Herman, Hopkins & Lagor, P.A.
------------------------------------------
Tampa,  Florida
November  17,  2005

                         DEER VALLEY HOMEBUILDERS, INC.
                                 BALANCE SHEETS

                                                          OCTOBER  1,     DECEMBER  31,
                                                             2005             2004
                                                          -----------     -------------
                                                          (UNAUDITED)
                                                           ---------
                                     ASSETS

CURRENT ASSETS:
Cash and Cash Equivalents                                 $ 2,142,891     $   1,563,818
Certificate of Deposit                                        150,000
Accounts Receivable                                         2,359,341         1,064,518
Other Receivable                                                4,005             1,000
Inventories                                                 1,235,497           687,110
Prepayments and Other Current Assets                           52,904            48,916
                                                          -----------     -------------
     Total Current Assets                                   5,944,630         3,365,362
                                                          -----------     -------------

Property, Plant and Equipment
   Property, Plant and Equipment at Cost                    1,778,167         1,705,470
   Less:  Accumulated Depreciation                           (171,537)          (84,211)
                                                          -----------     -------------
      Net Property, Plant and Equipment                     1,606,629         1,621,259
                                                          -----------     -------------

      TOTAL ASSETS                                        $ 7,551,268     $   4,986,621
                                                          ===========     =============


                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current Maturities of Long-Term Debt                      $    14,690     $      58,190
Accounts Payable                                            1,654,605           496,821
Accounts Payable under Dealer Incentive Programs              297,846           108,056
Estimated Warranties                                          690,000           550,000
Compensation and Related Accruals                             481,553           271,121
Accrued Stockholder Distributions                             375,000           545,540
Other Accrued Expenses                                        170,963            67,967
                                                          -----------     -------------
     Total Current Liabilities                              3,684,657         2,097,695
                                                          -----------     -------------

Long-Term Debt, Net of Current Maturities                   1,421,419         1,442,578
                                                          -----------     -------------
     Total Long-Term Debt                                   1,421,419         1,442,578
                                                          -----------     -------------

Commitments and Contingencies (Note 9)
Stockholders' Equity
Common Stock, $1.00 Par Value, 1,000 shares authorized,
   issued, and outstanding                                      1,000             1,000
Paid-In Capital                                             1,099,000         1,099,000
Treasury Stock, at Cost; 60 Shares                            (66,000)          (66,000)
Retained Earnings                                           1,411,192           412,348
                                                          -----------     -------------
     Total Stockholders' Equity                             2,445,192         1,446,348
                                                          -----------     -------------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $ 7,551,268     $   4,986,621
                                                          ===========     =============


     See Reports of Independent Registered Public Accounting Firm and Notes to
                              Financial Statements

                         DEER VALLEY HOMEBUILDERS, INC.
                            STATEMENTS OF OPERATIONS

                                                           FOR  THE  NINE  MONTHS  ENDED    FOR  THE  YEAR
                                                          -------------------------------        ENDED
                                                            OCTOBER  1,     SEPTEMBER  25,    DECEMBER  31,
                                                              2005             2004              2004
                                                          --------------  ---------------   ---------------
                                                           (UNAUDITED)      (UNAUDITED)
                                                          --------------  ---------------
Net Revenue                                               $   24,023,661  $      8,820,069  $    15,394,215

Cost of Sales                                                 19,740,677         7,339,160       12,769,267
                                                          --------------  ----------------  ---------------

Gross Profit                                                   4,282,984         1,480,909        2,624,948
                                                          --------------  ----------------  ---------------

Selling, General and Administrative                            2,108,285         1,023,204        1,559,333
                                                          --------------  ----------------  ---------------

Operating Income                                               2,174,700           457,705        1,065,615
                                                          --------------  ----------------  ---------------

Other Income (Expense)
   Interest Expense                                              (56,864)          (36,939)         (55,109)
   Other                                                           6,008                 0                0
                                                          --------------  ----------------  ---------------
                                                                 (50,856)          (36,939)         (55,109)

Net Income                                                $    2,123,844  $        420,767  $     1,010,506
                                                          ==============  ================  ===============

Basic and Diluted Net Income Per Share                    $        2,124  $            421  $         1,011
                                                          ==============  ================  ===============

Weighted Average Shares Outstanding                                1,000             1,000            1,000
                                                          ==============  ================  ===============


     SUPPLEMENTAL UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS INFORMATION

                                                             FOR THE NINE MONTHS ENDED        FOR THE YEAR
                                                          ---------------------------------      ENDED
                                                             OCTOBER 1,     SEPTEMBER 25,     DECEMBER 31,
                                                               2005              2004             2004
                                                          ---------------  ----------------  ---------------
                                                           (UNAUDITED)        (UNAUDITED)
                                                            ---------          ---------
PRO FORMA INCOME TAXES:

Net income, as reported                                   $     2,123,844  $        420,767  $     1,010,506
                                                          ---------------  ----------------  ---------------

Pro forma provision for income taxes:
   Current income taxes                                         1,003,610           331,192          584,328
   Deferred income taxes                                         (296,358)         (175,258)        (266,828)
                                                          ---------------  ----------------  ---------------
   Total income taxes                                             707,252           155,934          317,500
                                                          ---------------  ----------------  ---------------

Pro forma net income                                      $     1,416,592  $        264,833  $       693,006
                                                          ===============  ================  ===============

Pro forma basic and diluted net income per share          $         1,417  $            265  $           693
                                                          ===============  ================  ===============

Weighted average shares outstanding                                 1,000             1,000            1,000
                                                          ===============  ================  ===============



     See Reports of Independent Registered Public Accounting Firm and Notes to
                              Financial Statements

                                   DEER VALLEY HOMEBUILDERS, INC.
                                  STATEMENT OF STOCKHOLDERS' EQUITY


                                 COMMON  STOCK        ADDITIONAL
                          ---------------------------   PAID-IN     TREASURY   RETAINED
                             SHARES        AMOUNT       CAPITAL      STOCK     EARNINGS     TOTAL
                           ---------     ----------   ----------  ----------  ----------  ----------
As of January 7, 2004          1,000     $    1,000   $1,099,000  $        -  $        -  $1,100,000

Purchase of Treasury
Stock                                                                (66,000)                (66,000)

Cash Distributions                                                  (598,158)               (598,158)

Net Income                                                         1,010,506               1,010,506
                           ---------     ----------   ----------  ----------  ----------  ----------

As of December 31,
 2004                          1,000     $    1,000   $1,099,000  $  (66,000) $  412,348  $1,446,348
                           =========     ==========   ==========  ==========  ==========  ==========


     See Reports of Independent Registered Public Accounting Firm and Notes to
                              Financial Statements

                                       DEER VALLEY HOMEBUILDERS, INC.
                                     STATEMENTS OF STOCKHOLDERS' EQUITY


                                COMMON  STOCK         ADDITIONAL
                             -------------------        PAID-IN     TREASURY     RETAINED
                             SHARES        AMOUNT       CAPITAL       STOCK      EARNINGS     TOTAL
                          ------------  -------------  ----------  -----------  ----------  ----------
As of January 1, 2005            1,000  $       1,000  $1,099,000  $   (66,000) $  412,348  $1,446,348

Cash Distributions                                                                (750,000)   (750,000)

Accrual of Distributions                                                          (375,000)   (375,000)

Net Income                                                                       2,123,844   2,123,844
                          ------------  -------------  ----------  -----------  ----------  ----------
As of October 1,
  2005                           1,000  $       1,000  $1,099,000  $   (66,000) $1,411,192  $2,445,192
                          ============  =============  =========== ===========  ==========  ==========



                          COMMON  STOCK       ADDITIONAL
                        -------------------     PAID-IN     TREASURY    RETAINED
                        SHARES      AMOUNT      CAPITAL      STOCK      EARNINGS     TOTAL
                       --------  ------------  ----------  ----------  ----------  ----------
As of January 7, 2004     1,000  $      1,000  $1,099,000  $        -  $       -   $1,100,000

Purchase of Treasury
  Stock                                                       (66,000)                (66,000)

Net Income                                                    420,767                 420,767
                       --------  ------------  ----------  ----------  ----------  ----------

As of September 25,
  2004                    1,000  $    1,000    $1,099,000  $  (66,000) $  420,767  $1,454,767
                       ========  ============  ==========  ==========  ==========  ==========


     See Reports of Independent Registered Public Accounting Firm and Notes to
                              Financial Statements

                                       DEER VALLEY HOMEBUILDERS, INC.
                                          STATEMENTS OF CASH FLOWS

                              INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                                                    FOR  THE  NINE  MONTHS  ENDED     FOR  THE  YEAR
                                                                   ------------------------------          ENDED
                                                                    OCTOBER  1,      SEPTEMBER  25,    DECEMBER  31,
                                                                      2005               2004               2004
                                                                   -----------       --------------   --------------
                                                                   (UNAUDITED)        (UNAUDITED)
                                                                    ---------          ---------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income                                                         $ 2,123,844       $      420,767   $    1,010,506
Adjustments to reconcile net income to net cash provided
by operating activities:
   Depreciation on property, plant and equipment                        87,327               56,570           84,211
   Changes in assets and liabilities:
      (Decrease) in receivables                                     (1,294,823)            (994,296)      (1,064,518)
      (Decrease) in other receivables                                   (3,005)              (3,000)          (1,000)
      (Decrease) in inventories                                       (548,387)            (764,895)        (687,110)
      (Decrease) in prepayments and other assets                        (3,989)             (51,010)         (48,916)
      Increase in accounts payable                                  (1,157,784)             602,246          496,821
      Increase in accounts payable under dealer incentives             189,790               72,350          108,056
      Increase in estimated warranties                                 140,000              344,000          550,000
      Increase in compensation and related accruals                    210,432              253,987          271,121
      Increase (Decrease) in accrued stockholder distributions        (545,540)                              545,540
      Increase in accrued expenses                                     102,996               68,450           67,967
                                                                   -----------       --------------   --------------
         Net cash provided by operating activities                   1,616,429                5,169        1,332,679
                                                                   -----------       --------------   --------------

Cash Flows from Investing Activities:
   Purchase of capital assets                                          (72,697)          (1,680,609)      (1,705,470)
   Purchase of certificate deposit                                     (150,000)                  0                0
                                                                   ------------      --------------   --------------
      Net cash (used in) investing activities                          (222,697)         (1,680,609)      (1,705,470)
                                                                   ------------      --------------   --------------

Cash Flows from Financing Activities:
   Proceeds from notes payable                                                       $    1,543,314   $    1,543,314
   Repayments of notes payable                                     $    (64,659)            (32,397)         (42,546)
   Purchase of treasury stock                                                                                (66,000)
   Issuance of common stock                                                               1,100,000        1,100,000
   Payment of cash distributions                                       (750,000)                  0         (598,158)
      Net cash (used in) financing activities                          (814,659)          2,610,917        1,936,610
                                                                   ------------      --------------   --------------

Net Increase in Cash and Cash Equivalents                               579,073             935,477        1,563,818

Cash and Cash Equivalents at Beginning of Year                        1,563,818                   0                0
                                                                   ------------      --------------   --------------
Cash and Cash Equivalents at End of Year                           $  2,142,811      $      935,477   $    1,563,818
                                                                   ============      ==============   ==============

Supplemental Cash Flows Information:

Cash Paid for Interest                                             $     57,310      $       32,494   $       50,099
                                                                   ============      ==============   ==============

Cash Paid for Income Taxes                                         $          0      $            0   $            0
                                                                   ============      ==============   ==============


     See Reports of Independent Registered Public Accounting Firm and Notes to
                              Financial Statements

                         DEER VALLEY HOMEBUILDERS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                     FOR THE PERIOD ENDED DECEMBER 31, 2004


1. NATURE OF BUSINESS, BASIS OF PRESENTATION, UNAUDITED PRO FORMA FINANCIAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     THE COMPANY - Deer Valley Homebuilders, Inc. (the Company) was organized and incorporated in January 2004 and is headquartered in Guin, Alabama. The Company operates on a 52-53 week year end.

     NATURE OF OPERATIONS - The Company designs and produces manufactured homes which are sold to a network of dealers located primarily in the southeastern and south-central regions of the United States. The Company operates out of one manufacturing facility located in Guin, Alabama (the northwestern region of Alabama). Business is seasonal and cyclical with the potential for significant fluctuations in quarterly earnings as a result of factors impacting the broader housing market, including but not limited to changes in the availability and cost of customer financing, changes in the cost of construction materials, and changes in the economic conditions within the market regions served by the Company.

     BASIS OF PRESENTATION - The unaudited balance sheet as of October 1, 2005, and the accompanying unaudited statements of operations, stockholders' equity and cash flows for the nine months ended October 1, 2005, and September 25, 2004, are unaudited. These unaudited interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial statements. In the opinion of management, the unaudited interim financial statements include all adjustments necessary for the fair presentation of the Company's financial position as of October 1, 2005, and the results of its operations and its cash flows for the nine months ended October 1, 2005, and September 25, 2004. The results of operations for the nine months ended October 1, 2005, are not necessarily indicative of the results to be expected for the year ending December 31, 2005.

     UNAUDITED PRO FORMA FINANCIAL INFORMATION - The accompanying unaudited pro forma statement of operations information gives effect to net income and net income per share as if the Company were subject to State and Federal income taxes for all periods presented. For purposes of unaudited pro forma financial information the Company has applied the asset and liability method prescribed in Statements of Financial Accounting Standards No. 109, Accounting for Income Taxes.
              ---------------------------

     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     ACCOUNTING ESTIMATES - The Company's consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     FAIR  VALUE  OF  FINANCIAL  INSTRUMENTS  -  The  carrying  value  of  the
     Company's cash equivalents, accounts receivable, accounts payable and accrued expenses approximates fair value because of the short-term nature of these instruments.

     CASH EQUIVALENTS - The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

     ACCOUNTS RECEIVABLE - Accounts receivable represent balances due from dealers. Credit risk associated with balances due from dealers is evaluated by management relative to financial condition and past payment experience. As a result of management's reviews no reserves for uncollectible amounts have been recorded in the accompanying financial statements.

     INVENTORIES - Inventories are stated at the lower of cost (first-in, first-out method) or market. Work-in-process and finished goods inventories include an allocation for labor and overhead costs.

     PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment is stated at cost and depreciated over the estimated useful lives of the related assets ranging from 5 to 40 years primarily using the straight-line method. Maintenance and repairs are expensed as incurred. Depreciation expense amounted to $84,211 for the year ended December 31, 2004, and $87,327 and $56,570 for the nine months ended October 1, 2005, and September 25, 2004, respectively.

     IMPAIRMENT OF LONG-LIVED ASSETS - In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company evaluates the carrying value of long-lived assets to be held and used when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such assets is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived assets. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that the fair market values are primarily based on independent appraisals and preliminary or definitive contractual arrangements less costs to dispose.

     REVENUE RECOGNITION - Revenue for manufactured homes sold to independent dealers generally is recorded when all of the following conditions have been met; (a) an order for the home has been received from the dealer, (b) an agreement with respect to payment terms (usually in the form of a written or verbal approval for payment has been received from the dealer's flooring institution), and (c) the home has been shipped and risk of loss has passed to the dealer.

     PRODUCT WARRANTIES - The Company provides the retail home buyer a one-year limited warranty covering defects in material or workmanship in home structure, plumbing and electrical systems. The Company estimated warranty costs are accrued at the time of the sale to the dealer flowing industry standards and historical warranty cost incurred. Periodic adjustments to the estimated warranty accrual are made as events occur which indicate changes are necessary. As of December 31, 2004, the Company has provided a liability of $550,000 for estimated warranty costs relating to homes sold, based upon management's assessment of historical experience factors and current industry trends.

     Management reviews its warranty requirements at the close of each reporting period and adjusts the reserves accordingly. The following tabular presentation reflects activity in warranty reserves during the periods presented:


                                           NINE MONTHS ENDED              FOR THE
                                      -----------------------------     YEAR ENDED
                                      OCTOBER  1,     SEPTEMBER  25,   DECEMBER  31,
                                         2005             2004              2004
                                      -----------     ------------     -------------
                                      (UNAUDITED)      (UNAUDITED)
                                       ---------        ---------
     Balance at Beginning of Period   $   550,000     $          0     $           0
        Warranty Charges                1,186,546          418,563           798,164
        Warranty Payments              (1,046,546)         (74,563)         (248,164)
                                      -----------     ------------     -------------
     Balance at End of Period         $   690,000     $    344,000     $     550,000
                                      ===========     ============     =============

     DEALER INCENTIVE PROGRAMS - The Company provides rebates to dealers based upon a predetermined formula applied to the volume of homes sold to the dealer during the year. These rebates are recorded at the time the dealer sales are consummated.

     NET INCOME PER SHARE - Basic income per share represents the Company's net income divided by the weighted average shares of common stock outstanding during the period. The Company has no common stock equivalents, convertible instruments or other arrangements that would result in a dilutive effect on basic income per common share.

     INCOME TAXES - The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal and state income taxes on their respective share of the Company's taxable income in their individual income tax returns. Accordingly, the accompanying financial statements do not include income taxes. See Note 6 for information about pro forma income taxes.

     NEW   ACCOUNTING   PRONOUNCEMENTS  -  In   December  2004,   the  Financial
     Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 123R, "Share-Based Payment." Under
     previous practice, the reporting entity could account for share-based payment under the provisions of APB Opinion No. 25 and disclose share-based compensation as accounted for under the provisions of SFAS No. 123. Under the provisions of SFAS No. 123R, a public entity is required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized over the period during which an employee is required to provide service in exchange for the award. The Company will early adopt SFAS No. 123R, which is effective June 15, 2005, in January 2005. Once the standard is adopted, we currently expect full-year 2005 diluted net earnings per share to be reduced by approximately $.01 for stock option. Application of this pronouncement requires significant judgment regarding the inputs to an option pricing model, including stock price volatility and employee exercise behavior. Most of these inputs are either highly dependent on the current economic environment at the date of grant or forward-looking over the expected term of the award. As a result, the actual impact of adoption on earnings for 2005 could differ significantly from our current estimate. We are currently considering the modified prospective method of transition, which would be first effective for our 2006 fiscal first quarter.


 2.  CASH AND CASH EQUIVALENTS

     Cash and cash equivalents at December 31, 2004, are held in one financial institution in Guin, Alabama, and exceed the FDIC limits of insurability.

3.   INVENTORIES

     Inventories consisted of the following components:

                              OCTOBER  1,  2005     DECEMBER  31,  2004
                              -----------------     -------------------
                                 (UNAUDITED)
                                 -----------

     Raw  Materials           $         787,232     $           408,821
     Work-in-Process                    213,734                 156,718
     Finished  Goods                    234,531                 121,571
                              -----------------     -------------------
     Total  Inventory         $       1,235,497     $           687,110
                              =================     ===================

4.  PROPERTY,  PLANT  AND  EQUIPMENT

     Property, Plant and Equipment consisted of the following:

                              OCTOBER  1,  2005     DECEMBER  31,  2004
                              -----------------     -------------------
                                 (UNAUDITED)
                                 -----------

     Land  and  Improvements  $         296,915     $           277,500
     Buildings                          822,500                 822,500
     Machinery  and  Equipment          533,596                 495,145
     Furniture  and  Fixtures           125,156                 110,325
                               ----------------     -------------------
     Total  Property,  Plant
      and  Equipment          $       1,778,167     $         1,705,470
                              =================     ===================

5.   CREDIT  ARRANGEMENTS

     REVOLVING LINE OF CREDIT - The Company has a fixed rate revolving line of credit with State Bank and Trust of Guin, Alabama. Under this line of credit entered into on March 3, 2004, the Company can make loan draws for business purposes up to a maximum amount of $500,528 in the aggregate. Amounts drawn on the line of credit accrue interest at the fixed interest rate of 5.5%. The line of credit matures March 25, 2005, and is secured by inventory and accounts receivable of the Company. As of December 31, 2004, no amounts were drawn and outstanding under the line of credit arrangement.

     IRREVOCABLE STANDBY LETTERS OF CREDIT - The Company during its normal course of business is required to issue irrevocable standby letters of credit in the favor of independent third party beneficiaries. As of December 31, 2004, the following letters of credit were issued and in force:

          Letter of Credit No. 91 issued through State Bank & Trust in the amount of $2,500 to the favor of beneficiary Northwest Alabama Gas District, issued March 2, 2004, and expiring March 2, 2005, pending renewal.

          Letter of Credit No. 92 issued through State Bank & Trust in the amount of $225,000 to the favor of beneficiary Bombardier Capital, Inc., issued April 20, 2004, and expiring April 20, 2005, pending renewal. Personally guaranteed by the three largest stockholders of the Company. (See Note 9.)

          Letter of Credit No. 93 issued through State Bank & Trust in the amount of $100,000 to the favor of beneficiary 21st Mortgage Corporation, issued May 3, 2004. Personally guaranteed by the three largest stockholders of the Company. (See Note 9.)

          Letter of Credit No. 96 issued through State Bank & Trust in the amount of $112,500 to the favor of beneficiary Bombardier Capital, Inc., issued September 3, 2004, and expiring September 3, 2005, pending renewal. (See Note 9.)

          Letter of Credit No. 97 issued through State Bank & Trust in the amount of $150,000 to the favor of Textron Financial Corporation, issued September 21, 2004, and expiring September 21, 2005, pending renewal. (See Note 9.)

          As of December 31, 2004, no amounts had been drawn on the above irrevocable letters of credit by the beneficiaries. Subsequent to December 31, 2004, letters of credit No. 92 and No. 96 in favor of Bombardier Capital, Inc., were replaced and made void effective January 27, 2005. Replacement letter of credit No. 98 issued through State Bank & Trust in the amount of $400,000 to the favor of Bombardier Capital, Inc., issued January 27, 2005, and expiring January 27, 2006 voided No. 92 and No. 96. (See Note 9.)

6.   PRO  FORMA  INCOME  TAXES  (UNAUDITED)

     The following unaudited pro forma income tax information gives effect to Federal and State income taxes as if the Company was subject to State and Federal income taxes.

     The pro forma provision for income taxes consists of the following:

                                                                            FOR  THE  YEAR
                                         FOR  THE  NINE  MONTHS  ENDED           ENDED
                                         -----------------------------       DECEMBER  31,
                                         OCTOBER  1,     SEPTEMBER  25,          2004
                                           2005             2004
                                         ----------     --------------      --------------
                                         (UNAUDITED)     (UNAUDITED)
                                          ---------       ---------
     Current:
        United States Federal            $  961,179     $     301,513       $      523,698
        States                               42,431            29,679               60,630
     Deferred Income Taxes                 (296,358)         (175,258)            (266,828)
                                         ----------     -------------       --------------
        Pro Forma Income Tax Provision   $  707,252     $     155,934       $      317,500
                                        ===========     =============       ==============

     The above pro forma provision for income taxes was computed using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     The pro forma provision for income taxes for the nine months ended October 1, 2005, and September 25, 2004, are based upon management's best estimate of the expected pro forma effective tax rate for the year ended December 31, 2005 and the actual pro forma effective tax rate for the year ended December 31, 2004, respectively.

     Pro forma deferred income tax assets and liabilities are as follows:

                                                                         FOR  THE  YEAR
                                       FOR  THE  NINE  MONTHS  ENDED         ENDED
                                       -----------------------------     --------------
                                         OCTOBER  1,     SEPTEMBER  25,   DECEMBER  31,
                                            2005             2004              2004
                                         ------------   --------------    -------------
                                         (UNAUDITED)     (UNAUDITED)
                                          ---------       ---------
     Warranty and Other Reserves         $    266,000   $      144,900   $      266,351
     Depreciation Methods                      30,358           30,358           40,477
                                         ------------   --------------   --------------
     Deferred Tax Assets, Net            $    296,358   $      175,258   $      266,828
                                         ============   ==============   ==============

     Current Deferred Assets             $    296,358   $      175,258   $      266,828
     Net Non-current Deferred Tax Assets            -                -                -
                                         ------------   --------------   --------------
     Deferred Tax Assets, Net            $    296,358   $      175,258   $      266,828
                                         ============   ==============   ==============


     The Company's pro forma provision for income taxes is lower than the income tax expense that would result from using the Federal Statutory Rate of 35%. The State of Alabama has issued a capital investment credit for a 20-year period in the amount of $85,000 per year. The following table reflects reconciliation between the statutory rate and the pro forma effective tax rate for each of the periods presented:

                                                                                         FOR  THE  YEAR
                                                        FOR  THE  NINE  MONTHS  ENDED         ENDED
                                                        -----------------------------     --------------
                                                        OCTOBER  1,     SEPTEMBER  25,     DECEMBER  31,
                                                          2005             2004                2004
                                                        ---------      --------------     --------------
                                                       (UNAUDITED)      (UNAUDITED)
                                                        ---------        ---------

     United  States  Federal  Statutory  Rate               35.0%               35.0%              35.0%
     State  Income  Tax  Rate, Net of Federal Benefit        1.9%                1.9%               1.9%
     Non-deductible  Items                                  -3.6%               -5.4%              -5.5%
                                                        ---------      --------------     --------------
        Pro  Forma  Effective  Income  Tax  Rate            33.3%               31.5%              31.4%
                                                        =========      ==============     ==============

7.   LONG-TERM  DEBT

     Long-term debt of the Company as of December 31, 2004, was as follows:

                                                                   OCTOBER  1,     DECEMBER  31,
                                                                      2005            2004
                                                                  -----------      -------------
                                                                  (UNAUDITED)
                                                                   ---------
        Note  payable  to  State  Bank  &  Trust,  payable  in
        monthly  installments  of  $10,000  including  interest
        at  5.00%,  maturing  November  11,  2008,  secured
        by  all  assets  of  the  Company  and  personally
        guaranteed  by  two  major  stockholders  of  the
        Company                                                   $ 1,428,495      $   1,462,992

        Note  payable  to  GMAC,  payable  in  monthly
        installments  of  $618  including  interest  at  8.00%,
        maturing  March  29,  2009,  secured  by  2003
        Chevrolet  truck                                                    0             26,641

        Note  payable  to  Great  American,  payable  in
        monthly  installments  of  $251  including  interest
        at  11.11%,  maturing  February  1,  2007,  secured
        by  copier  equipment                                           3,931              5,777

        Note  payable  to  Great  American,  payable  in
        monthly  installments  of  $240  including  interest
        at  13.96%,  maturing  February  28,  2007,  secured
        by  copier  equipment                                           3,683              5,358
                                                                  -----------      -------------

        Total                                                       1,436,109          1,500,768
        Less:  Current  portion  of  long-term  debt                  (14,690)           (58,190)
                                                                  -----------      -------------
        Total  Long-Term  Debt,  net  of  current  portion        $ 1,421,419      $   1,442,578
                                                                  ==========       =============

     Total interest costs for the nine months ended October 1, 2005, and September 25, 2005 (unaudited), and for the year ended December 31, 2004, amounted to $56,683, $36,939, and $55,109, respectively, as reflected on the face of the accompanying statement of income.

At December 31, 2004, principal repayment requirements on long-term debt were as follows:

     YEAR  ENDING  DECEMBER  31                                       AMOUNT
     --------------------------                                   ----------
             2005                                                 $   58,190
             2006                                                     61,728
             2007                                                     60,368
             2008                                                  1,318,654
             2009                                                      1,828
                                                                  ----------
             Total                                                 1,500,768
             Less:  Current  portion  of  long-term  debt            (58,190)
                                                                  ----------
             Total  Long-Term  Debt,  net  of  current  portion   $1,442,578
                                                                  ==========

8.   STOCKHOLDERS'  EQUITY

     Effective end of business day on December 31, 2004, the Company purchased approximately sixty shares of common stock from one of its minority stockholders for a total cost of $66,000 and recorded the purchased shares as treasury stock.

     During the year ended December 31, 2004, the Company's board of directors authorized stockholder distributions payable to stockholders' of record in the cumulative amount of $598,158. At December 31, 2004, approximately $545,540 of these authorized distributions to stockholders had not been paid and has been recorded as accrued stockholder distributions, as reflected on the face of the accompanying balance sheet as a current liability of the Company.

9.   COMMITMENTS  AND  CONTINGENCIES

     REPURCHASE AGREEMENTS - The Company is contingently liable, for periods ranging from 18 to 24 months, under the terms of repurchase agreements with financial institutions who provide inventory financing for retailers of the Company's products. These arrangements, which are customary in the industry, provide for the repurchase of products sold to retailers in the event of default by the retailer on its lending agreement. The contingent obligation terminates when the retailer sells the homes. The risk of loss under these agreements is spread over numerous retailers and, generally, the company has the right to repossess the home in the event of the dealers default. The maximum amount for which the Company is contingently liable under such agreements amounted to $4,516,365 at December 31, 2004 and $7,828,334 at October 1, 2005. The remaining outstanding contingent liability arising from sales to dealers prior to December 31, 2004 amounted to $525,000 on the date of this filing. The Company evaluates its liability under these arrangements in accordance with FASB Interpretation No. 45 Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The Company to date has not experienced significant losses under these agreements and periodically evaluates the dealers' financial condition. As a result, management does not expect any future losses that may arise under these agreements to have a material effect on the accompanying financial statements and, accordingly, has recorded no liability.

     LITIGATION - The Company in the normal course of business is subject to claims and litigation. Management of the Company is of the opinion that based on information available, such legal matters will not ultimately have a material adverse effect on the financial position or results of operation of the Company.

     IRREVOCABLE  STANDBY  LETTERS  OF  CREDIT  -  See  Note  5  Credit
     Arrangements.

10.  RELATED PARTY TRANSACTIONS

     During the year ended December 31, 2004, the Company purchased its single manufacturing facility, underlying land, and certain equipment content of the facility from the father of the Company's president/majority stockholder at a cost of $1,500,000. In addition, the Company pays this same related party a consulting fee of $5,000 per month. Total consulting fees paid in 2004 amounted to $75,000. This agreement expires in 2008. Management asserts that these transactions are arms length transactions between the Company and the related party.

     The Company has various Irrevocable Standby Letters of Credit in force as of December 31, 2004. One letter of credit in the amount of $225,000 is personally guaranteed by three of the Company's largest stockholders, as more fully described in Note 5 Credit Arrangements.

     The Company has a note payable to State Bank & Trust in the amount of $1,462,992 at December 31, 2004, which is secured in part by the personal guaranty of two of the Company's largest stockholders, as more fully described in Note 6 Long-Term Debt.

     Stockholder distributions approximating $598,158 were declared payable to the stockholders of the Company during 2004 pro rata to their common stock ownership interest, as reflected on the face of the accompanying statement of retained earnings. Each of these stockholders was also employed by the Company during 2004 and was paid employee compensation based on negotiated arm's length employment agreements.

11.  SUBSEQUENT EVENTS

     On November 1, 2005, Deer Valley Acquisitions Corp., a Florida corporation ("DVA"), entered into a Common Stock Purchase Agreement with the stockholders/employees of the Company to sell all of the issued and outstanding common stock of Deer Valley Homebuilders, Inc. for a price of $6,000,000. As a condition of closing, each stockholder/employee will enter into a five year employment agreement and will be entitled to participate in a price adjustment target account ("PATA"). The PATA shall be a liability accruing for any calendar year in which the Company's pretax earnings exceeds $1,000,000. The PATA calculations will begin on October 2, 2005, however, the $1,000,000 calculation for the fourth quarter of 2005 will be $250,000. At the end of any such year, the PATA will be increased by an amount equal to 50% of the pretax earnings of the Company that is over the $1,000,000 threshold for such calendar year. Partial cash distributions of up to 50% of any stockholder's/employee's pro rata accrued value of the PATA will be made by DVA at the request of the stockholder/employee at any time after January 1, 2007. All funds remaining in the PATA will be distributed to the stockholders/employees on the earlier of January 1, 2014 or the date that the PATA has accumulated a total of $6,000,000, assuming the employment agreement has been completed. If the stockholder/employee fails to complete his employment term either by voluntarily leaving the Company, is terminated for cause; or violates the Company's non-compete agreement shall forfeit their portion of the PATA. That stockholder's/employee's share of the PATA will be redistributed 50% back to the Company and 50% assigned to the remaining stockholders/employees on a pro-rata basis.

     Deer Valley Homebuilders, Inc. ("Deer Valley") has entered into a letter of intent with Cytation Corporation ("Cytation") to effect a reverse merger transaction. The reverse merger requires the approval of both the boards of directors of Cytation and Deer Valley and is subject to the negotiation and execution of definitive documents. If consummated, Cytation would expect to issue to Deer Valley's stockholders securities constituting approximately 94% of the total issued and outstanding equity of Cytation immediately after the closing, exclusive of warrants. Deer Valley has agreed to assume approximately $120,000 of Cytation's liabilities at the closing of the transaction.